UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Barretto Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1152 Mainland Street, Ste 224
                                        (No. and Street)

Vancouver   Canada   V6B4X2
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

 Landon Barretto   (604) 669-4164
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Ohab and Company, PA
                        (Name - if individual, state last, first, middle name)

 100 E. Sybelia Avenue, Ste 130, Maitland, FL 32751
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Landon Barretto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Barretto Securities Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Brenda Balogh Notary Public
130-1208 Homer Street
Vancouver, B.C. V6B 2Y5
604-685-1544
Permanent Commission

_____
Notary Public

_____
Landon Barretto, President

This report contains (check all applicable boxes):

(x)   (a)   Facing page.

(x)   (b)   Statement of Financial Condition.

( )   (c)   Statement of Income (Loss).

( )   (d)   Statement of Cash Flows.

( )   (e)   Statement of Changes in Stockholders' Equity.

( )   (f)   Statement of Changes in Subordinated Liabilities

(not applicable)

( )   (g)   Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

( )   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)

( )   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

( )   (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3

( )   (k)   A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

(x)   (l)   An Oath or Affirmation.

( )   (m)   A Copy of the SIPC Supplemental Report.

( )   (n)   Report on management's assertion letter regarding 15c3-3 Exemption Report

( )   (o)   Management's assertion letter regarding 15c3-3 Exemption Report



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Barretto Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Barretto Securities Inc.as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Barretto Securities Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Barretto Securities Inc.'s management. Our responsibility is to express an opinion on Barretto Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barretto Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Barretto Securities Inc.'s auditor since 2013.

Maitland, Florida

February 11, 2019

Barretto Securities Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	10,088
Total assets	$	10,088

Liabilities and Stockholders's Equity

Liabilities

Accounts payable (related party)	$	600
Total liabilities		600

Stockholder's equity:

Common stock, $1 par value, 20,000 shares authorized;	
100 shares issued and outstanding	100
Additional paid-in capital	153,100
Retained earnings	(143,712)
Stockholder's equity	9,488

Total liabilities and stockholder's equity	$	10,088

The accompanying notes are an integral part of these financial statements.

1. Organization

Barretto Securities Inc. (the Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Corporation is an "introducing broker" who does not take possession of customer funds or carry customer accounts. The Corporation maintains its main office in Seattle, Washington and its customers are located throughout North America. The Corporation is engaged principally in the sale of private placements, mutual funds and variable annuities.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting
The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents
For purpose of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2018, the Company had no uninsured cash balances.

Concentration of Credit Risk
The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

2. **Summary of Significant Accounting Policies, Continued**

   Advertising
   Advertising costs are expensed as incurred.

   Subsequent Events
   The Corporation has evaluated events after December 31, 2018, and through February 11, 2019, which is the date the financial statements were available to be issued, and determined that any event or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

   Income Taxes
   The Corporation, with the consent of its shareholder, has elected under Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

3. **Related Party Transactions**

   The Corporation rents office space from an affiliate of the stockholder under month to month rental agreement. Rent expense under this agreement amounted to $2,400 for the year ended December 31, 2018, of which $600 is due to the related party.

   A registered representative reimbursed the Corporation for expenses which are reflected in operating income on the Statement of Operations.

   The stockholder contributed $13,510 in additional paid in capital during the year.

4. **Net Capital Requirements**

   The Corporation is subject to the SEC Uniform Net Capital Rule (see Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

   At December 31, 2018, the Corporation's net capital and required net capital were $9,488 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .06 to 1.

5. **Income Taxes**

   The Financial Accounting Standards Board (FASB) provides guidance for how certain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual stockholders. For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions. The stockholders and the Corporation are generally not subject to U.S. federal, state and local income tax examinations related to the Corporation's activities for tax years before 2015.

6. **Reserve Requirement**

   Rule15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Corporation's business (note 1) these conditions are satisfied and the Corporation claims an exemption under subparagraph (k)(2)(i) of the Rule.

7. **Reconciliation of Focus Report**

   Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the Broker-dealer's corresponding unaudited Part IIA. Review of Form X-17A-5 presented by the Corporation, disclosed that no material differences exist.

8. **Commitments and Contingencies**

   The Corporation does not have any commitments or contingencies.